# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Whitehawk Therapeutics, Inc., CIK 0001422142
CUSIP: 00032Q104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2 Headquarters Plaza, East Building, 11th Floor, Morristown, New Jersey (NJ), 07960
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-25-009710
Filed by CIK 0001832106

## Reporting persons
- ABG Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 817,939; sole dispositive power 0; shared dispositive power 817,939; aggregate amount beneficially owned 817,939 (1.4% of the class)
- Ally Bridge Group (NY) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 817,939; sole dispositive power 0; shared dispositive power 817,939; aggregate amount beneficially owned 817,939 (1.4% of the class)
- Ally Bridge MedAlpha Master Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 817,939; sole dispositive power 0; shared dispositive power 817,939; aggregate amount beneficially owned 817,939 (1.4% of the class)
- ABG Innovation Capital Partners III GP Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ABG Innovation Capital Partners III GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ally Bridge Group Innovation Capital Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ABG Innovation-SO Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ABG Global Life Science Capital Partners V GP Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,861,314; sole dispositive power 0; shared dispositive power 4,861,314; aggregate amount beneficially owned 4,861,314 (8.1% of the class)
- ABG Global Life Science Capital Partners V GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,861,314; sole dispositive power 0; shared dispositive power 4,861,314; aggregate amount beneficially owned 4,861,314 (8.1% of the class)
- Ally Bridge Group Global Life Science Capital Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,861,314; sole dispositive power 0; shared dispositive power 4,861,314; aggregate amount beneficially owned 4,861,314 (8.1% of the class)
- ABG-SIV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,861,314; sole dispositive power 0; shared dispositive power 4,861,314; aggregate amount beneficially owned 4,861,314 (8.1% of the class)
- ABG V-SIV Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,861,314; sole dispositive power 0; shared dispositive power 4,861,314; aggregate amount beneficially owned 4,861,314 (8.1% of the class)
- Fan Yu: type of reporting person: individual (IN); citizenship or place of organization: Malta (O1); sole voting power 0; shared voting power 5,679,253; sole dispositive power 0; shared dispositive power 5,679,253; aggregate amount beneficially owned 5,679,253 (9.4% of the class)

## Item 1. Issuer
Name of issuer: Whitehawk Therapeutics, Inc.
Address of issuer's principal executive offices: 2 Headquarters Plaza, East Building, 11th Floor, Morristown, NJ 07960

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

ABG Management Ltd.

Ally Bridge Group (NY) LLC

Ally Bridge MedAlpha Master Fund L.P.

ABG Innovation Capital Partners III GP Limited

ABG Innovation Capital Partners III GP, L.P.

Ally Bridge Group Innovation Capital Partners III, L.P.

ABG Innovation-SO Limited

ABG Global Life Science Capital Partners V GP Limited

ABG Global Life Science Capital Partners V GP, L.P.

Ally Bridge Group Global Life Science Capital Partners V, L.P.

ABG-SIV, L.P.

ABG V-SIV Limited

Mr. Fan Yu
Address of principal business office or, if none, residence: The principal business office address for Ally Bridge Group (NY) LLC is 430 Park Avenue, 12th Floor, New York, NY 10022. The principal business office address for ABG Management Ltd. and Mr. Fan Yu is Unit 3902, 39/F, East Tower Cheung Kong Center II, 10 Harcourt Road Central, Hong Kong. The principal business office address for each of the other Reporting Persons is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands.
Citizenship: ABG Innovation-SO Limited is organized under the laws of the British Virgin Islands. Ally Bridge Group (NY) LLC is organized under the laws of the State of Delaware. Mr. Fan Yu is a citizen of Malta. Each of the other Reporting Persons is organized under the laws of the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of the Issuer's common stock, par value $0.0001 per share ("Common Stock"), based on 57,009,010 shares of Common Stock outstanding as of June 30, 2026, as disclosed by the Issuer.

The amount of securities reported herein includes: (i) 817,939 shares of Common Stock held of record by Ally Bridge MedAlpha Master Fund LP; (ii) 1,651,388 shares of Common Stock held of record by ABG V-SIV Limited and (iii) 3,209,926 shares of Common Stock issuable upon exercise of warrants held of record by ABG V-SIV Limited. The warrants are currently exercisable and are subject to a 9.99% beneficial ownership limitation on exercise. ABG Innovation SO Limited no longer holds shares in the Issuer.

ABG Management Ltd. is the sole member of Ally Bridge Group (NY) LLC, which manages the investments of Ally Bridge MedAlpha Master Fund L.P.

ABG Global Life Science Capital Partners V GP Limited is the general partner of ABG Global Life Science Capital Partners V GP, L.P., which is the general partner of each of Ally Bridge Group Global Life Science Capital Partners V, L.P. and ABG-SIV, L.P., which are the shareholders of ABG V-SIV Limited.

Mr. Fan Yu is the controlling stockholder of each of ABG Management Ltd. and ABG Global Life Science Capital Partners V GP Limited.

Accordingly, each of the foregoing entities and Mr. Fan Yu may be deemed to share beneficial ownership of the securities held of record by Ally Bridge MedAlpha Master Fund LP, ABG and ABG V-SIV Limited. Each of them disclaims beneficial ownership of such securities.
Percent of class: See cover pages
Sole power to vote or to direct the vote: See cover pages
Shared power to vote or to direct the vote: See cover pages
Sole power to dispose or to direct the disposition: See cover pages
Shared power to dispose or to direct the disposition: See cover pages

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99: Joint Filing Agreement (previously filed).

## Signatures
- ABG Management Ltd.: By: /s/ Fan Yu, Fan Yu, Director (08/14/2026)
- Ally Bridge Group (NY) LLC: By: ABG Management Ltd., its managing member, By: /s/ Fan Yu, Fan Yu, Director (08/14/2026)
- Ally Bridge MedAlpha Master Fund L.P.: By: Ally Bridge Group (NY) LLC, its manager, By: ABG Management Ltd., its managing member, By: /s/ Fan Yu, Fan Yu, Director (08/14/2026)
- ABG Innovation Capital Partners III GP Limited: By: /s/ Fan Yu, Fan Yu, Director (08/14/2026)
- ABG Innovation Capital Partners III GP, L.P.: By: ABG Innovation Capital Partners III GP Limited, its general partner, By: /s/ Fan Yu, Fan Yu, Director (08/14/2026)
- Ally Bridge Group Innovation Capital Partners III, L.P.: By: ABG Innovation Capital Partners III GP, L.P., By: ABG Innovation Capital Partners III GP Limited, By: /s/ Fan Yu, Fan Yu, Director (08/14/2026)
- ABG Innovation-SO Limited: By: /s/ Shan-ju Yeh, Shan-ju Yeh, Director (08/14/2026)
- ABG Global Life Science Capital Partners V GP Limited: By: /s/ Shan-ju Yeh, Shan-ju Yeh, Director (08/14/2026)
- ABG Global Life Science Capital Partners V GP, L.P.: By: ABG Global Life Science Capital Partners V GP Limited, its general partner, By: /s/ Shan-ju Yeh, Shan-ju Yeh, Director (08/14/2026)
- Ally Bridge Group Global Life Science Capital Partners V, L.P.: By: ABG Global Life Science Capital Partners V GP, L.P., ABG Global Life Science Capital Partners V GP Limited, /s/ Shan-ju Yeh, Shan-ju Yeh, Director (08/14/2026)
- ABG-SIV, L.P.: By: ABG Global Life Science Capital Partners V GP, L.P., ABG Global Life Science Capital Partners V GP Limited, /s/ Shan-ju Yeh, Shan-ju Yeh, Director (08/14/2026)
- ABG V-SIV Limited: By: /s/ Shan-ju Yeh, Shan-ju Yeh, Director (08/14/2026)
- Fan Yu: /s/ Fan Yu, Fan Yu (08/14/2026)